SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

MATERIAL FACT

Pursuant to the terms of CVM Rule 319/99 and CVM Rule 358/02, COMPANHIA SIDERÚRGICA NACIONAL (“CSN” or “Company”) hereby communicates to its shareholders and the market the conditions proposed for CSN’s merger of its subsidiary Inal Nordeste S.A., inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 00.904.638/0001-57 and Corporate Registry (NIRE) 33.30026869-3 ("Inal Nordeste” or “Merged Corporation”) to be submitted for the approval of CSN's Extraordinary Shareholders' Meeting, to be held on May 30, 2011:

1. Planned Operation: CSN plans to merge Inal Nordeste, with the transfer of its shareholders’ equity to CSN, without a solution for business continuity having been developed for the Merged Corporation.  With the Merger, the Merged Corporation will be automatically dissolved and CSN will succeed the Merged Corporation in all of its rights and obligations, in accordance with article 227 of Law 6404/76.

2. Reasons for and Benefits of the Operation: The Merger will come with administrative and economic benefits, allowing the company to rationalize and unify currently existing operations, resulting in simplification of operations, reduction of administrative costs and spending, thereby optimizing the existing administrative structure and serving the interests of CSN and the Merged Corporation, as well as those of its shareholders.

3. Lack of Absorption of Liabilities:  There are no liabilities and/or contingent liabilities that have yet to be accounted for, to the best knowledge of CSN and the Merged Corporation, to be absorbed by CSN as a result of the Merger.

4. Cost of the Operation: CSN will assume all costs and expenses related to the Merger. The total cost of the Merger has been estimated at approximately fifty-five thousand reais (R$55,000.00), including costs with publication, filing of corporate acts, translations, auditing, appraisals, lawyers and other advisory expenses during the operation.

5. Corporate Acts and Business Related to the Merger: The CSN Management approved the Merger, its submission to the Company’s shareholders and the respective Protocol and Justification for the Merger, which was signed by the Management of both CSN and Inal Nordeste on May 12, 2011.  As a result, the Merger will be submitted for approval of the Extraordinary Shareholders’ Meetings of CSN and Inal Nordeste, to be held on May 30, 2011 and called on this date.

6. Capital Stock and Lack of Impacts: Considering that on the date of the merger CSN will hold the entire capital stock of the Merged Corporation, CSN's capital stock will remain unaltered and there will be no need for issue of new shares.  As the value of the shareholders’ equity of the Merged Company is already reflected in CSN's shareholders’ equity, no ratio to substitute shares will be required by the application of the equity income method.  The political and equity advantages and other rights of CSN’s shareholders will not be modified in any way by the Merger.

7. Dissolution of the Merged Corporation and Allocation of Stock: As a result of the Merger, Inal Nordeste will be dissolved, and, consequently, the shares representing the capital stock of the Merged Corporation held by CSN will also be terminated, thereby replacing CSN’s investment in the Merged Corporation with the merged net total assets.

8. Appraisal of Merged Corporation’s Shareholders’ Equity:  To value the shareholders’ equity of the Merged Corporation to be transferred to CSN, the administrations of both the Company and the Merged Corporation contracted, pending approval by the Extraordinary Shareholders' Meeting of CSN and Inal Nordeste, KPMG Auditores Independents, a company established in the city of São Paulo, at Rua Dr. Renato Paes de Barros, nº 33, inscribed in the Ministry of Finance’s roll of corporate taxpayers under number 57.755.217/0001-29, originally registered with the Regional Accounting Council of the State of São Paulo under number 2SP014428/O-6, a company specialized in appraisals (“Appraisal Company”) responsible for preparing an appraisal report of the Merged Corporation (“Appraisal Report”).

8.1 The reference date for the Merger shall be April 30, 2011 (“Reference Date”).

8.2 The shareholders’ equity of the Merged Corporation shall be appraised according to its accounting value, based on the balance sheet of the Merged Corporation on the Reference Date (“Balance Sheet”), considering CSN's ownership of all stock issued by Inal Nordeste.

8.3 Since  the entire capital stock of the Merged Corporation will be held by CSN, thereby lacking minority shareholders, there is no need for the preparation of an appraisal report at market prices in order to comply with the terms of article 264 of Law 6404 of December 15, 1976 (“Brazilian Corporation Law”).

8.4 In accordance with the Appraisal Report, the total value of the accounts representing goods, rights and obligations that make up the Merged Corporation's net assets to be transferred to CSN is twenty-seven million, seven hundred fifty-three thousand, eight hundred twenty reais and fifty-seven centavos (R$27,753,820.57).

8.5 The Appraisal Company declared that it has no conflict of interests or shares interests, real or potential, with the shareholders of either CSN or the Merged Corporation or in relation to the operation itself.

9. Right to Withdrawal: Given that the whole of shares making up the Merged Corporation's capital stock shall be, on the date of the merger, held by CSN, rules concerning the right to withdrawal do not apply to this specific operation.

10. Availability of Documents Regarding the Merger: All documents regarding the Merger are available to shareholders, as of this date, at the headquarters of CSN located at Av. Brig. Faria Lima, 3400, 19o e 20o andares e 15o andar - parte, CEP 04538-132, in the city and state of São Paulo and its website (www.csn.com.br).   Pursuant to article 2, clause 1, item XVII of CVM Rule 319/99, said documents were also delivered to the Brazilian Securities and Exchange Commission (CVM) and BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange.

11. Conditions to which the Merger is Subject: The basis for the operation contained in this notice, found in detail in the Protocol and Justification for the Merger is subject to the final approval of the Extraordinary Shareholders' Meetings of both CSN and Inal Nordeste.  The Merger is not subject to approval by Brazilian or foreign antitrust authorities.

São Paulo, May 12, 2011

_________________________________________________

COMPANHIA SIDERÚRGICA NACIONAL
Paulo Penido Pinto Marques

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.